UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)

DONEGAL GROUP INC.

(Name of Issuer)

Class A common stock, par value $.01 per share

Class B common stock, par value $.01 per share

(Title of Classes of Securities)

Class A common stock - 257701 20 1

Class B common stock - 257701 30 0

(CUSIP Numbers)

Jeffrey D. Miller, Senior Vice President and Chief Financial Officer

Donegal Mutual Insurance Company

1195 River Road, Marietta, Pennsylvania 17547

(717) 426-1931

(Name, Address And Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act.

SCHEDULE 13D/A

CUSIP Nos. 257701 20 1 and 257701 30 0

1	Name of reporting persons Donegal Mutual Insurance Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,755,953 shares of Class A common stock and 4,217,039 shares of Class B common stock
	8	Shared voting power N/A
	9	Sole dispositive power 7,755,953 shares of Class A common stock and 4,217,039 shares of Class B common stock
	10	Shared dispositive power N/A
11	Aggregate amount beneficially owned by each reporting person 7,755,953 shares of Class A common stock and 4,217,039 shares of Class B common stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11) 38.1% of Class A common stock and 75.6% of Class B common stock
14	Type of reporting person (see instructions) IC HC

Item 4.	Purpose of Transaction.

Donegal Mutual hereby supplements and amends Item 4 of its Schedule 13D/A so that, as supplemented and amended by this Amendment No. 18, Item 4 reads in its entirety as follows:

Gregory M. Shepard (“Shepard”) delivered a letter dated August 2, 2013 (the “Shepard Letter”) addressed to the Board of Directors of Donegal Group Inc. (“DGI”) and the Board of Directors of Donegal Mutual Insurance Company (“Donegal Mutual”). The Shepard Letter contained an offer by Shepard to purchase 3,300,000 shares of DGI Class B common stock from Donegal Mutual for $22 per share, subject to certain conditions Shepard stated in the Shepard Letter. Donegal Mutual has attached the entire text of the Shepard Letter as Exhibit 1 to this Schedule 13D/A.

On August 13, 2013, the Board of Directors of Donegal Mutual held a special meeting to review Shepard’s proposal outlined in his August 2, 2013 letter. After discussion and due deliberation, the Board of Directors unanimously determined that it was not in the best interests of Donegal Mutual, its policyholders and other constituencies for Donegal Mutual to enter into the transaction outlined in Shepard’s August 2, 2013 letter.

On August 15, 2013, Donegal Mutual sent a letter in response to the Shepard Letter. The Donegal Mutual response stated as follows:

“The Board of Directors of Donegal Mutual Insurance Company has reviewed the proposal outlined in your letter dated August 2, 2013.

The Board of Directors is unanimous in determining that it is not in the best interests of Donegal Mutual Insurance Company, its policyholders and other constituencies for Donegal Mutual to enter into the transaction described in your proposal.”

Donegal Mutual has attached the text of Donegal Mutual’s letter as Exhibit 2 to this Schedule 13D/A.

Donegal Mutual has previously disclosed the following information in Amendment No. 17 to this Schedule 13D/A and restates that information as part of this amendment:

Donegal Mutual may from time to time purchase shares of DGI Class A common stock and DGI Class B common stock of DGI in the open market pursuant to SEC Rule 10b-18 and in private transactions. The purchase of shares of Class B common stock by Donegal Mutual provides it with additional corporate flexibility and helps assure Donegal Mutual’s continuing majority voting control of DGI. Donegal Mutual has no current plans or proposals with respect to DGI or its subsidiaries which relate to or would result in:

•	Donegal Mutual’s disposition of shares of Class A common stock of DGI or Donegal Mutual’s disposition of shares of Class B common stock of DGI;

•	an extraordinary corporate transaction such as a merger or reorganization of DGI or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of DGI or any of DGI’s subsidiaries;

•	any change in the current board of directors or management of DGI, including any plans or proposals to change the number of the members of DGI’s board of directors;

•	any material change in the capitalization of DGI as of June 30, 2013 or any material change in DGI’s current dividend policy and practices;

•	any material change in DGI’s business or corporate structures;

•

any change in DGI’s certificate of incorporation or by-laws or any other action that might impede an acquisition of control of DGI by a person other than Donegal Mutual as described in this Amendment No. 18;

•	causing a class of equity securities of DGI to be delisted from a national securities exchange or to cease to be authorized for quotation systems of a registered national securities association;

•	causing a class of equity securities of DGI to become eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

•	any action similar to any of those enumerated above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President and Chief Financial Officer

Dated: August 16, 2013